Alcon Announces Executive Committee Changes

Geneva, June 28, 2021 – Alcon (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today announced changes to its Executive Committee of Alcon (ECA). Changes take effect September 1, 2021.

•Ian Bell, currently President, International, and a member of the ECA, is named President, Global Business & Innovation. Michael Onuscheck, current President, Global Business & Innovation, and a member of the ECA, will be stepping down from his roles at the Company.

•Raj Narayanan, Senior Vice President, Operational Strategy and Chief Transformation Officer, and a member of the ECA, will succeed Ian Bell as President, International.

•Sue-Jean Lin, Senior Vice President & Chief Information Officer, will be appointed as Senior Vice President, Chief Information & Transformation Officer and will add oversight of Alcon’s Transformation program to her remit. She will also become a member of the ECA.

“We are excited to have Ian’s leadership advancing our innovation agenda, where he can bring his deep industry experience and International successes to drive our portfolio decision making,” said David Endicott, Chief Executive Officer at Alcon. “Ian’s passion for seeking customer insights that inform our product development will continue to be a core characteristic of Alcon’s strength.”

“On behalf of everyone at Alcon, I want to thank Michael for his leadership in building our Global Business and Innovation team, which has advanced one of the strongest pipelines in eye care,” said Mr. Endicott. “It has been a privilege to work with the Alcon team over the past six years to build an industry leader,” said Mr. Onuscheck. “I am proud of the work we have done to create value for our customers and improve patients’ lives.”

“We are also pleased that Raj has agreed to lead our International business. His significant commercial experience in both Europe and Asia, and his success establishing our Transformation program, make him the natural successor to Ian,” said Mr. Endicott. “We are equally thrilled to welcome Sue-Jean to the Executive Committee. She has made tremendous contributions to date, including successfully separating Alcon’s systems and processes in our stand up as an independent public company. Her deep understanding of our ways of working will continue to advance our transformation agenda.”

“We are emerging from COVID-19 as an even stronger company and are inspired by the significant opportunities we have to advance the frontiers of sight. These changes will allow us to further accelerate our growth while continuing to advance our purpose of helping people see brilliantly.”

The ECA will remain with seven committee members and effective September 1, will be comprised of the following members: David Endicott, Laurent Attias, Ian Bell, Sergio Duplan, Sue-Jean Lin, Raj Narayanan, and Tim Stonesifer.

About the ECA
The ECA, led by Chief Executive David Endicott, is a governing body responsible for the overall management of Alcon. The ECA prepares and, upon approval of the Board, implements corporate policies, strategies and strategic plans. The ECA also coordinates Alcon’s various functions to achieve its business targets and ensures the efficient operation of the Alcon business, managing its use of capital and financial resources. The ECA prepares and submits quarterly and annual financial reports for the attention and approval of the Board or its Committees and keeps the Board informed of all matters of fundamental significance to the business.

Executive Bios

Ian Bell is currently President, International, overseeing Europe, Middle East and Africa, Asia Pacific, China, Japan and Latin America and is a member of the ECA. He joined Alcon in March 2016 as President of EMEA. He brings extensive international, sales, marketing and strategy experience having served most recently in a senior role at Hospira Inc.

Raj Narayanan is currently Senior Vice President, Operational Strategy and Chief Transformation Officer, and a member of the ECA. He joined Alcon in June 2017 as President, Asia Pacific Region from Allergan, Inc., where he worked for 22 years in roles of increasing responsibility, in multiple international markets.

Sue-Jean Lin is currently Senior Vice President & Chief Information Officer for Alcon and a member of the Executive Leadership Team. She joined Alcon in August of 2018. Sue-Jean brings extensive IT and Digital leadership experience having served most recently in senior roles at Hill-Rom, a global medical technology company.

Additional Information
Information regarding the Executive Committee of Alcon and the members of the Committee can be found online at Alcon’s Investor Relations website, or by clicking on the link:
https://investor.alcon.com/governance/executive-committee/default.aspx

Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Some of these factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date they are made, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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